Moxian (BVI) Inc

Room 2102, Block B, Jiahui Center, 6 Jiqing Li, Chaoyangmenwai Street

Chaoyang District, Beijing 100020, China

September 7, 2023

Disclosure Review Program

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jimmy McNamara

Re:	Moxian (BVI) Inc
Amendment No. 2 to Form 20-F for the Fiscal Year Ended December 31, 2022
File No. 333-256665

Dear Mr. McNamara:

On behalf of Moxian (BVI) Inc, a British Virgin Islands company (the “Company”), I acknowledge receipt by the Company of the letter dated August 23, 2023 (the “Comment Letter”) of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission regarding the above referenced Amendment No. 2 to Form 20-F for the fiscal year ended December 31, 2022 of the Company.

The Company is in the process of preparing its response to the Comment Letter. However, the Company will require additional time to respond to the Staff’s comments due to the travelling arrangements of some of the directors and the translation assistance required. Accordingly, the Company respectfully requests an extension of five business days to respond to the Comment Letter by September 14, 2023.

We are grateful for the Staff’s accommodation in this matter. Please do not hesitate to contact me with any questions you may have.

Sincerely,

/s/ Wanhong Tan
Wanhong Tan
Chief Financial Officer

cc:	Jennifer Thompson, Securities and Exchange Commission
Anthony W. Basch, Esq., Kaufman & Canoles, P.C.
Yan (Natalie) Wang, Esq., Kaufman & Canoles, P.C.